SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Commission file number 33-14058
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baker 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

BAKER 401(k) PLAN
(f/k/a Michael Baker Corporation Employee Stock Ownership Plan)
Financial Statements and Additional Information
December 31, 2007 and 2006

BAKER 401(k) PLAN

December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 10

Supplementary Financial Information

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	11 - 12
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Trustees and Participants of
Baker 401(k) Plan (f/k/a Michael Baker Corporation Employee Stock Ownership Plan)
Moon Township, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Baker 401(k) Plan (f/k/a Michael Baker Corporation Employee Stock Ownership Plan) (the “Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 27, 2008

BAKER 401(k) PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2007	2006

ASSETS

Contributions receivable	$549,995	$—

Investments in common stock of Michael Baker Corporation	39,710,824	33,846,228
Investments in mutual funds	220,031,202	181,319,069
Participant loans (market value approximates cost)	2,536,273	2,401,094

Total investments	262,278,299	217,566,391

Total assets	262,828,294	217,566,391

LIABILITIES

Excess contributions	—	397,653

Total liabilities	—	397,653

Net assets available for benefits	$262,828,294	$217,168,738

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2007	2006

Additions to net assets attributed to
Investment income
Interest and dividends	$13,010,913	$9,369,863
Net appreciation in fair value of investments	33,617,491	6,519,272

Total investment income	46,628,404	15,889,135

Participant contributions	15,748,807	13,735,050
Participant rollovers	1,968,526	2,699,201
Employer contributions	6,237,393	5,443,016

Total contributions	23,954,726	21,877,267

Total additions	70,583,130	37,766,402

Deductions from net assets attributed to
Participant withdrawals	24,906,580	14,191,380
Administrative fees	16,994	9,782

Total deductions	24,923,574	14,201,162

Net increase in net assets	45,659,556	23,565,240

Net assets available for benefits, beginning of year	217,168,738	193,603,498

Net assets available for benefits, end of year	$262,828,294	$217,168,738

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan

General

The following description of the Baker 401(k) Plan (f/k/a Michael Baker Corporation Employee Stock Ownership Plan) (the “Plan”) is provided for general information purposes only. The name of the Plan was changed effective January 1, 2006. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (“the Company”) with an opportunity to accumulate additional retirement benefits as well as invest in the Company’s stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Part-time and temporary employees are required to work 1,000 hours before becoming eligible to join the plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions

Participants contribute to the Plan through a Section 401(k) Employee Salary Redirection Election. During 2007 and 2006, participants were able to choose to contribute up to the lower of 75 percent of their salaries (including commissions and overtime) or the annual limitation established by the Internal Revenue Service (“IRS”). The maximum amount of a participant’s salary, which may be eligible for withholding for any Plan year, could not exceed $225,000 in 2007 or $220,000 in 2006. The Plan also allows participants to roll over funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account. All employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitation established by the IRS.

Company Matching Contributions

In 2007 and 2006, under provisions of the Plan, the Company made matching contributions to the participants’ accounts in the amount of 100 percent of the first 3 percent of eligible salary and 50 percent on the next 3 percent of eligible salary (including commissions but excluding overtime) contributed by each participant except for the Company’s Energy employees, for which the Company made matching contributions of 50 percent on the first 6 percent of eligible salary (including commissions, but excluding overtime, except for Energy Division employees regularly scheduled to work over 40 hours per week, who are matched on overtime up to a maximum of 84 hours per biweekly pay period).

The Company’s matching contributions were invested in not less than 25 percent of the Company’s common stock in 2007 and 2006, with the remaining 75 percent invested in accordance with the participant’s investment elections for participant contributions.

The Company’s Board of Directors is authorized to make additional discretionary contributions to the Plan from time to time. Discretionary contributions of $549,995 were made for 2007. No discretionary contributions were made for 2006.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants’ Plan accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer’s tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.

All of the Company’s matching and discretionary contributions will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant ceases employment with the Company before attaining a vested interest in the Company’s matching contributions, he or she will forfeit those contributions and those contributions will be used to reduce the Company’s future matching contributions. Forfeitures of the Company’s discretionary contributions by employees ceasing employment with the Company before attaining a vested interest are reallocated to the remaining participants.

Distributions

The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distributions that a participant, or his or her beneficiary is entitled to, is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding ten years. For participant accounts invested in the Company’s common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant. As a one-time option, participants may apply in writing to the administrator for a withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under IRS guidelines in effect at the time of the withdrawal.

Participant Loans

A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. The participant is allowed one outstanding loan that may be obtained for any reason. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant’s vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan administrator. All loans will be drawn against the participant’s account among the respective investment options as directed, and are secured by the assets within the participant’s accounts. Interest rates on outstanding notes receivable ranged from 5.00 percent to 10.50 percent at December 31, 2007. Interest rates applicable to Plan loans are typically the Prime rate, as published in the Wall Street Journal, plus one percent. Interest rates may be capped for certain Plan participants. Principal and interest payments are paid ratably and are generally repaid by payroll deduction.

Forfeited Accounts

For the years ended December 31, 2007 and 2006, forfeited non-vested accounts totaled $687,389 and $429,637, respectively. Forfeited non-vested account balances are used to reduce future employer matching contributions. Also in 2007 and 2006, employer contributions were reduced by $665,812 and $438,311, respectively, as a result of forfeited non-vested accounts.

Common Stock

The Plan enables participating employees to acquire an equity interest in the Company; as such, contributions to the Plan can be invested in the Company’s common stock. The Plan’s investment in the Company’s common stock comprised 966,173 shares (cost of $11,544,654) and 1,494,266 shares (cost of $15,243,885) at December 31, 2007 and 2006, respectively. Participants have the ability to divest themselves of the Company’s common stock after they are vested.

Investment Options

Each participant may direct Fidelity Investments Institutional Services Company, Inc. (“Fidelity”) to invest certain portions of his or her account in investment funds. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Fidelity Retirement Money Market Portfolio (primarily invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities), the Managed Income Portfolio (invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities as further described in the prospectus), PIMCO Total Return Fund – Institutional class (invests in all types of bonds, including U.S. government, corporate, mortgage and foreign), Vanguard Total Bond Market Index Fund – Investor Shares (the fund attempts to track the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market), Dodge & Cox Balanced Fund (invests in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four ratings categories), T. Rowe Price Equity Income Fund (invests at least 65% of the fund’s total assets in dividend-paying common stocks, particularly of established companies, with favorable prospects for both increasing dividends and capital appreciation), Spartan U.S. Equity Index Fund – Investor Class (normally invests at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States), American Funds The Growth Fund of America – Class R5 (a diversified portfolio consisting primarily of common stocks), Fidelity Contrafund (invests primarily in common stocks), Fidelity Growth Company Fund (invests primarily in common stocks), Spartan Extended Market Index Fund – Investor Class (normally invests at least 80% of its assets in common stocks included in the Wilshire 4500 Completion Index, which represents the performance of stocks of small to mid-capitalization U.S. companies), Loomis Sayles Small Cap Value Fund – Institutional Class (seeks to achieve its objective by emphasizing both undervalued securities and securities of companies with significant growth potential), The Hartford Small Company Fund – Class Y (primarily invests under normal circumstances at least 80% of its assets in common stocks of small capitalization companies), American Funds New Perspective Fund – Class R5 (invests primarily in stocks of established companies located all over the world, including the United States), Fidelity International Discovery Fund (normally invests primarily in foreign securities), Spartan International Index Fund – Investor Class (normally invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE Index) which represents the performance of developed stock markets outside the United States and Canada), and Fidelity Freedom Funds (each freedom fund invests in a diversified portfolio of well-established Fidelity stock, bond, and money market mutual funds).

Plan Administration and Fees

The Company provides certain administrative and accounting services to the Plan at no cost. In addition, the Company pays the cost of services provided to the Plan by Fidelity, legal counsel and independent registered public accounting firm. Certain reasonable distribution processing fees charged by Fidelity are deducted from the respective participant account balances.

2.	Summary of Significant Accounting Policies

Basis of Accounting

Fidelity performs the recordkeeping function for the Plan. The financial statements included herein include all required adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Investments

Investments are stated at fair value based upon quoted market values. Purchases and sales of securities are recorded on a trade-date basis. The investment in the Company’s common stock is stated at publicly-traded closing market values as of December 31, 2007 and 2006. As of December 31, 2007 and 2006, the Plan’s assets included approximately 11 percent and 17 percent, respectively, of the Company’s outstanding shares of common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the Plan or due to other market fluctuations.

The difference between the cost and current market value of investments purchased since the beginning of the period as well as the increase in the stated market value of investments held at the beginning of the period is included in the caption, “Net appreciation in fair value of investments” in the Statements of Changes in Net Assets Available for Benefits.

Contributions

Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants’ earnings. Discretionary contributions are accrued in the period they are earned.

Distributions

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes become evident.

Concentration of Risk

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company is assessing the impact of this statement on its net assets available for benefits and changes in net assets available for benefits and will adopt the provision of SFAS 157 on January 1, 2009.

3.	Investments

The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006 respectively:

	2007	2006

Michael Baker Corporation Common Stock*	$39,710,824	$33,845,129
Fidelity International Discovery Fund	$28,399,477	$23,141,079
Fidelity Contrafund	$25,914,601	$21,527,399
Fidelity Growth Company Fund	$23,586,298	$19,662,777
American Funds The Growth Fund of America – Class R5	$23,138,529	$19,921,926
Dodge & Cox Balanced Fund	$19,321,003	$17,317,975
PIMCO Total Return Fund – Institutional Class	$13,562,997	$11,867,193

*	Includes non-participant directed investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $33,617,491 and $6,519,272 during 2007 and 2006, respectively. These changes are as follows:

	2007	2006

Mutual funds	$8,626,370	$10,867,355
Common stock	24,991,121	(4,348,083)

Net appreciation in fair value of investments	$33,617,491	$6,519,272

Non-participant Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to investments having non-participant directed components is as follows:

Michael Baker Corporation Common Stock	2007	2006

Net assets available for benefits, beginning of year	$33,845,129	$43,461,879
Changes in net assets:
Contributions	2,413,834	2,482,128
Interest	46,942	40,505
Net appreciation/(depreciation) in fair value of investment	24,991,121	(4,335,952)
Benefits paid to participants	(4,998,171)	(2,598,081)
Transfers to participant-directed investments	(16,573,973)	(5,197,952)
Fees	(14,058)	(7,398)

Net assets available for benefits, end of year	$39,710,824	$33,845,129

4.	Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated October 30, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

5.	Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	Related Party Transactions

Certain investments of the Plan are mutual funds managed by Fidelity. These transactions qualify as party-in-interest transactions.

One of the investment fund options available to employees contains the Company’s stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (Note 1).

7.	Reconciliation of Financial Statements to Schedule H Form 5500

The financial statements have been prepared using the accrual method of accounting while the Plan’s Form 5500 has been prepared on the modified cash-basis method of accounting. A reconciliation between the 2007 financial statements and Form 5500 is as follows:

	2007	2006

Net Assets:
Total net assets per Form 5500, Schedule H	$262,278,299	$217,566,391
Plus: Contribution receivable	549,995	—
Less: Excess contribution payable	—	397,653

Total net assets per financial statements	$262,828,294	$217,168,738

Income:
Total contributions per Form 5500, Schedule H	$23,404,731	$22,274,920
Plus: Contribution receivable	549,995	—
Less: Excess contribution payable	—	397,653

Total contributions per financial statements	$23,954,726	$21,877,267

8.	Subsequent Events

As disclosed in Note 1 to the audited financial statements, the Plan’s investment in the Company’s common stock at December 31, 2007 comprised 966,173 shares at a price per share of $41.10. As of June 23, 2008, the stock of Michael Baker Corporation closed at $21.28 per share.

BAKER 401(k) PLAN
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2007	Schedule I

		Cost of	Current
Identity of Issuer	Description of Investment	Asset***	Value

Michael Baker Corporation*	Michael Baker Corporation Common Stock**	$11,544,654	$39,710,824
Fidelity Investments*	Fidelity International Discovery Fund		$28,399,477
Fidelity Investments*	Fidelity Contrafund		$25,914,601
Fidelity Investments*	Fidelity Growth Company Fund		$23,586,298
American Funds	American Funds The Growth Fund of America — Class R5		$23,138,529
Dodge & Cox	Dodge & Cox Balanced Fund		$19,321,003
PIMCO Funds Distributors LLC	PIMCO Total Return Fund - Institutional Class		$13,562,997
Fidelity Investments*	Fidelity Retirement Money Market Portfolio		$12,433,401
T. Rowe Price	T. Rowe Price Equity Income Fund		$11,037,072
Hartford Investment Financial Services, LLC	The Hartford Small Company Fund — Class Y		$10,332,414
American Funds	American Funds New Perspective Fund — Class R5		$10,221,604
Loomis Sayles	Loomis Sayles Small Cap Value Fund - Institutional Class		$9,057,045
Fidelity Investments*	Spartan U.S. Equity Index Fund — Investor Class		$6,446,508
Fidelity Investments*	Fidelity Freedom Fund 2040		$4,040,329
Fidelity Investments*	Fidelity Freedom Fund 2025		$3,567,326
Fidelity Investments*	Fidelity Freedom Fund 2020		$3,319,540
Fidelity Investments*	Fidelity Freedom Fund 2030		$2,949,978
Fidelity Investments*	Fidelity Freedom Fund 2035		$2,799,650
Fidelity Investments*	Fidelity Freedom Fund 2015		$2,263,565
Fidelity Investments*	Fidelity Freedom Fund 2010		$1,672,952
Fidelity Investments*	Spartan International Index Fund — Investor Class		$1,227,577

(Continued) BAKER 401(k) PLAN Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2007	Schedule I

		Cost of	Current
Identity of Issuer	Description of Investment	Asset	Value

Fidelity Investments*	Spartan Extended Market Index Fund - Investor Class		$1,212,187
Fidelity Investments*	Fidelity Managed Income Portfolio		$1,032,215
Fidelity Investments*	Fidelity Freedom Fund 2045		$578,274
The Vanguard Group	Vanguard Total Bond Market Index Fund — Investor Shares		$520,928
Fidelity Investments*	Fidelity Freedom Fund 2050		$493,531
Fidelity Investments*	Fidelity Freedom Fund 2005		$491,484
Fidelity Investments*	Fidelity Freedom Income Fund		$277,101
Fidelity Investments*	Fidelity Freedom Fund 2000		$61,427
Fidelity Investments*	Cash balance		$72,189
Various Participants*	Participant Loans have interest rates that range from 5%-10.5% with maturities extending to 2021.		$2,536,273

			$262,278,299

*	Party-in-interest

**	Includes non-participant directed investments

***	Disclosure of cost not required for participant directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Corporate Controller, Treasurer and Acting Chief Financial Officer of Michael Baker Corporation, the Plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MICHAEL BAKER CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
Date: June 30, 2008	By:	/s/ Craig O. Stuver
Craig O. Stuver
Senior Vice President, Corporate Controller, Treasurer and Acting Chief Financial Officer of Michael Baker Corporation, the Plan Sponsor